September 26, 2006

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Re:	Mitsui & Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2004

Form 20-F for the fiscal year ended March 31, 2005

Response letter dated August 23, 2006

Response letter dated April 19, 2005

Response letter dated February 24, 2005

File No. 0-09929

Dear Ms. Blye:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in your letter dated August 29, 2006, with respect to the annual reports on Form 20-F of Mitsui & Co., Ltd. for the years ended March 31, 2004 and 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

(First paragraph)

Please refer to comment one of our letter dated December 30, 2005. We note the statement in your letter dated February 24, 2005, that you act as agent to the principals of Iranian industrial projects in arranging financing from export credit agencies. Please advise us of the dollar amount of financings for Iranian industrial projects you have arranged during the past 3 fiscal years and in the period since the end of your most recently ended fiscal year. State the dollar amount of such financings you arranged for projects of the Iranian government or entities controlled by the Iranian government during each of the referenced periods, and describe with specificity the nature of the projects financed.

Response

Set forth below is the requested information on the Iranian industrial projects for which we acted as agent for arranging financing from export credit agencies:

1.	Export credit facility for the Assaluyeh Fertilizer Plant Project

Borrower	:	National Petrochemical Corporation (“NPC”), a 100% Iranian government-owned company
Amount	:	Approximately JPY 21 billion (US$ 183 million at the exchange rate of US$1=JPY115)
Nature	:	See the response to the comment below.

2.	Export credit facility for the Ilam HDPE Plant Project

Borrower	:	NPC
Amount	:	approximately US$ 170 million
Nature	:	See the response to the comment below.

(Second paragraph)

We also note the statement that you act as agent to Japanese engineering and heavy machinery companies in connection with their participation in Iranian industrial projects. Please describe with specificity the nature of any Iranian government projects, or projects of entities controlled by the Iranian government, as to which you have acted as agent to participating Japanese engineering and heavy machinery companies during the past three fiscal years and in the period since the end of your most recently completed fiscal year.

Response

Set forth below is the requested information on the Iranian Industrial projects for which we acted as agent to Japanese engineering and heavy machinery companies:

1.	Assaluyeh Fertilizer Plant Project

•	The project owner

Petrochemical Industries Development Management Company, a subsidiary of NPC

•	The nature of project

Construction of the fertilizer plant to produce ammonia and urea

2.	Ilam HDPE Plant Project

•	The project owner

Ilam Petrochemical Company, a subsidiary of NPC

•	The nature of project

Construction of the HDPE(high density poly-ethylene) plant

3.	Onshore gas treatment facility in Assaluyeh

•	The project owner

National Iranian Oil Company, a 100% Iranian government-owned company.

•	The nature of project

Construction of the gas processing plant for the treatment into methane and ethane gas, propane, butane and condensate

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the staff copy all future correspondence in this regard to us to our Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Satoshi Tanaka, General Manager, at 81-3-3285-7533, or in his absence, Daisuke Ochiai, Senior Manager at 81-3-3285-7784.

Very truly yours,

/s/ Satoshi Tanaka
Satoshi Tanaka
General Manager,
Investor Relations Division

cc:	Roger Schwall

(Securities and Exchange Commission)

John D. Young, Jr.

Izumi Akai

Yoichiro Taniguchi

Benjamin Curran

(Sullivan & Cromwell LLP)

Shoei Utsuda

Kazuya Imai

(Mitsui & Co., Ltd.)